FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of February, 2010

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Summary of Financial Statements for the Third Quarter Ended December 31, 2009

2.	[English Translation]

Notice Regarding Election of Representative Directors and Executive Officers of MS&AD Insurance Group Holdings, Inc. and Their Responsibilities

3.	[English Translation]

Notice Regarding Changes in Directors and Corporate Auditors of Subsidiary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: February 26, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[Translation]
SUMMARY OF FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2009
February 12, 2010

Name of Listed Company:	Mitsui Sumitomo Insurance Group Holdings, Inc.
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.msig.com
Representative:	Toshiaki Egashira, President
Contact:	Keisuke Kawamoto, Manager, Accounting Department
Telephone : (03)-3297-6168
Date of filing of Quarterly Financial Report:	February 12, 2010
Date of starting payment of dividends:	—
(Note) Amounts are truncated.

1.	Consolidated Business Results for the nine months ended December 31, 2009 (April 1, 2009 to December 31, 2009)

(1)  Results of Consolidated Operations

	Ordinary		Ordinary		Net
	income		profit		income
	(Yen in millions)

Nine months ended December 31, 2009	1,496,823	(4.8)%	88,006	—%	61,538	409.7%
Nine months ended December 31, 2008	1,571,480	—%	(8,320)	—%	12,073	—%

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

		Net income per
	Net income per share	Share — Diluted
	(Yen)
Nine months ended December 31, 2009	146.76	—
Nine months ended December 31, 2008	28.66	—

(2)  Consolidated Financial Conditions

				Net assets
			Net assets less minority	less minority interests
	Total assets	Net assets	interests to Total assets	per share (Yen)
	(Yen in millions)

As of December 31, 2009	7,437,418	1,271,355	17.0%	3,017.95
As of March 31, 2009	7,440,709	1,023,021	13.6%	2,411.70

(Reference) Net assets less minority interests:	As of December 31, 2009:	¥1,265,393 million
	As of March 31, 2009:	¥1,011,226 million

2.	Dividends

	Dividend per share (Yen)
	First	Second	Third
	Quarter-end	Quarter-end	Quarter-end	Year-end	Total

Year ended March 31, 2009	—	27.00	—	27.00	54.00
Year ending March 31, 2010	—	27.00	—
Year ending March 31, 2010				27.00	54.00
(Forecast)

(Note)	Changes in the dividend per share forecast for the fiscal year ending March 31, 2010, during the third quarter : None

3.	Forecast for the current period (April 1, 2009 to March 31, 2010) — Consolidated

							Net income
	Ordinary		Ordinary		Net		per share
	income		profit		income		(Yen)
	(Yen in millions)
Year ending March 31, 2010	1,950,000	(4.4)%	51,000	—%	36,000	339.5%	85.85

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

(Note)	Changes in the forecast for the fiscal year ending March 31, 2010, during the third quarter : None

4.  Other information
(1) Significant changes in scope of consolidation during the period : None
(2) Application of simplified accounting method or accounting procedure specific to the preparation of quarterly consolidated financial statements : Yes
(3) Changes in accounting principle, procedure and presentation preparing the consolidated financial statements
1. Changes due to revision of accounting standard: None
2. Changes due to other than above: None
(4) The number of shares outstanding (Common stock)
1. The number of shares outstanding (including treasury stock)
As of December 31, 2009:	421,320,739 shares
As of March 31, 2009:	421,320,739 shares
2. The number of treasury stock
As of December 31, 2009:	2,033,032 shares
As of March 31, 2009:	2,020,643 shares
3. The average number of shares outstanding
For the nine months ended December 31, 2009:	419,292,628 shares
For the nine months ended December 31, 2008:	421,199,886 shares
*Notification
The financial forecasts were based upon currently available information and contain many elements of uncertainty. Actual results may differ from the forecasts due to changes in the business environment.

Qualitative Information and Financial Statements

1.	Qualitative Information on Consolidated Operating Results
During nine months ending December 31, 2009, the Japanese economy saw a continuous trend of recovery in exports and production, as well as individual consumption, boosted by effects of various economic measures. However, overall conditions remained hard, such as high unemployment rate with significant decline in corporate profits in the background.
Under these management conditions, results for the Group for the nine months ended December 31, 2009, were as follows:
As a result of underwriting income of 1,378.0 billion yen (including net premiums written of 1,049.8 billion yen), investment income of 107.3 billion yen, and other ordinary income of 11.3 billion yen, ordinary income reached 1,496.8 billion yen. Ordinary expenses were 1,408.8 billion yen, including underwriting expenses of 1,161.8 billion yen (including net claims paid of 681.9 billion yen), investment expenses of 27.1 billion yen, operating expenses and general and administrative expenses of 213.1 billion yen, and other ordinary expenses of 6.6 billion yen.
As a result, ordinary profit increased by 96.3 billion yen compared to the same period in the previous year, to 88.0 billion yen. Net income for the period, obtained by adding/deducting extraordinary income, extraordinary losses, income taxes, etc. to ordinary profit, increased by 49.4 billion yen over the same period in the previous year, to 61.5 billion yen.

2.	Qualitative Information on Consolidated Financial Condition
Total assets as of December 31, 2009 were down 3.2 billion yen versus the end of the previous consolidated accounting year to 7,437.4 billion yen. Boosted by a rise in stock markets, unrealized gains on investments, net of tax were up, leading to a 248.3 billion yen increase in net assets versus the end of the previous year, to 1,271.3 billion yen.

3.	Qualitative Information on Consolidated Earnings Forecasts
The full-year consolidated earnings forecast calls for ordinary income of 1,950.0 billion yen, ordinary profits of 51.0 billion yen, and net income of 36.0 billion yen.
Though ordinary profits and net income for the period exceeds the forecasts, there would be no changes in forecast figures released on November 19, 2009, since results as a whole still remain inside the range of the forecast.

4.	Others
(1)  Significant Changes in Scope of Consolidation during the Period
Not applicable
(2)  Changes in Simplified Accounting Method or Accounting Procedure Specific to the Preparation of Quarterly Consolidated Financial Statements
(Simplified Accounting Method)
Evaluation of Recoverability of Deferred Tax Assets
The evaluation of recoverability of deferred tax assets is based on the future performance estimates and tax planning used at the end of the interim fiscal year with respect to some companies within the scope of consolidation.
(Accounting Procedures Specific to the Preparation of Quarterly Consolidated Financial Statements)
Calculation of Tax Expenses
Tax expenses for domestic companies within the scope of consolidation are mostly calculated by multiplying the before-tax quarterly net profits (adjusted if non-temporary differences are significant) with the statutory tax rate. The amount of income tax adjustments is included under “Income taxes”.
(3) Changes in Accounting Principle, Procedure, and Presentation Preparing of Quarterly Consolidated Financial Statements:
Not applicable

5.	Consolidated Financial Statements

(1)  Consolidated Balance Sheets

	As of December 31, 2009	As of March 31, 2009
Items	Amount	Amount
	(Yen in millions)

Assets
Cash deposits and savings	270,018	452,057
Call loans	36,800	31,900
Securities bought under resale agreements	18,998	—
Monetary claims bought	97,841	127,339
Money trusts	12,995	14,476
Investments in securities	5,466,636	5,110,839
Loans	762,786	768,400
Tangible fixed assets	256,201	262,662
Intangible fixed assets	76,158	74,497
Other assets	440,247	463,442
Deferred tax assets	8,517	141,831
Bad debts reserve	(9,785)	(6,737)

Total assets	7,437,418	7,440,709
Liabilities
Underwriting funds:	5,781,759	5,848,454
Outstanding claims	757,079	793,498
Underwriting reserves	5,024,679	5,054,956
Debentures	94,967	164,960
Other liabilities	192,801	300,724
Reserve for pension and retirement benefits	85,257	80,958
Reserve for pension and retirement benefits for officers and operating officers	2,182	2,409
Accrued bonuses for employees	1,094	12,365
Reserve under the special law:	3,637	4,240
Reserve for price fluctuation	3,637	4,240
Deferred tax liabilities	4,362	3,574

Total liabilities	6,166,062	6,417,688

Net assets
Shareholders’ equity:
Common stock	100,000	100,000
Capital surplus	132,690	132,689
Retained earnings	565,419	527,578
Treasury stock	(4,676)	(4,644)
Total shareholders’ equity	793,432	755,623
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	514,103	295,558
Deferred hedge gains (losses), net of tax	3,085	9,671
Foreign currency translation adjustments	(45,228)	(49,625)
Total valuation and translation adjustments	471,960	255,603
Minority interests	5,962	11,794

Total net assets	1,271,355	1,023,021

Total liabilities and net assets	7,437,418	7,440,709

(2)  Consolidated Statements of Income

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
Items	Amount	Amount
	(Yen in millions)

Ordinary income and expenses:
Ordinary income:	1,571,480	1,496,823
Underwriting income:	1,403,002	1,378,071
Net premiums written	1,106,213	1,049,870
Deposit premiums from policyholders	135,003	114,473
Investment income on deposit premiums from policyholders	40,057	41,629
Life insurance premiums	96,885	93,261
Reversal of outstanding claims	—	44,248
Reversal of underwriting reserves	23,704	32,445
Investment income:	164,770	107,394
Interest and dividends received	137,080	112,282
Investment gains on money trusts	204	539
Gains on sale of securities	57,295	9,933
Gains on derivative transactions	4,341	21,995
Transfer of investment income on deposit premiums from policyholders	(40,057)	(41,629)
Other ordinary income	3,708	11,357

Ordinary expenses:	1,579,801	1,408,816
Underwriting expenses:	1,212,628	1,161,818
Net claims paid	668,078	681,958
Loss adjustment expenses	61,150	58,521
Commission and collection expenses	187,220	182,718
Maturity refunds to policyholders	215,449	206,370
Life insurance claims	27,311	30,147
Provision for outstanding claims	49,683	—
Investment expenses:	131,401	27,173
Investment losses on money trusts	2,251	24
Losses on sale of securities	10,425	7,463
Losses on devaluation of securities	98,858	8,315
Operating expenses and general and administrative expenses	222,897	213,168
Other ordinary expenses:	12,873	6,656
Interest paid	1,186	1,730

Ordinary profit (losses)	(8,320)	88,006

Extraordinary income and losses:
Extraordinary income:	27,732	1,156
Gains on sale of fixed assets	1,289	553
Reversal of reserve under the special law	26,443	602
Reversal of reserve for price fluctuation	26,443	602
Extraordinary losses:	2,454	3,026
Losses on sale of fixed assets	1,792	995
Impairment losses on fixed assets	662	2,031

Income before income taxes	16,956	86,135
Income taxes	11,782	38,186
Refund of income taxes for prior periods	(7,307)	(13,950)
Minority Interests	408	360

Net income	12,073	61,538

(3)	Notes Regarding Going Concern Assumption

Not Applicable

(4)	Notes Regarding Material Changes in Shareholders’ Equity

Not Applicable

6.  Other Information

(1)	Summary of Consolidated Results of Operations

	Nine months ended	Nine months ended		Change
Items	December 31, 2008	December 31, 2009	Change	Ratio (%)
	(Yen in millions)

Ordinary Income and Expenses:
Underwriting income:	1,403,002	1,378,071	(24,930)	(1.8)
Net premiums written	1,106,213	1,049,870	(56,342)	(5.1)
Deposit premiums from policyholders	135,003	114,473	(20,530)	(15.2)
Life insurance premiums	96,885	93,261	(3,624)	(3.7)
Underwriting expenses:	1,212,628	1,161,818	(50,810)	(4.2)
Net claims paid	668,078	681,958	13,879	2.1
Loss adjustment expenses	61,150	58,521	(2,629)	(4.3)
Commission and collection expenses	187,220	182,718	(4,502)	(2.4)
Maturity refunds to policyholders	215,449	206,370	(9,078)	(4.2)
Life insurance claims	27,311	30,147	2,836	10.4

Investment income:	164,770	107,394	(57,376)	(34.8)
Interest and dividends received	137,080	112,282	(24,797)	(18.1)
Gains on sale of securities	57,295	9,933	(47,362)	(82.7)
Investment expenses:	131,401	27,173	(104,228)	(79.3)
Losses on sale of securities	10,425	7,463	(2,962)	(28.4)
Losses on devaluation of securities	98,858	8,315	(90,542)	(91.6)

Operating expenses and general and administrative expenses	222,897	213,168	(9,728)	(4.4)

Other ordinary income and expenses	(9,165)	4,700	13,865	—
Net income and losses from equity method investments	(9,050)	8,463	17,513	—

Ordinary profit (losses)	(8,320)	88,006	96,327	—

Extraordinary Income and Losses:
Extraordinary income	27,732	1,156	(26,576)	(95.8)
Extraordinary losses	2,454	3,026	572	23.3

Extraordinary income and losses	25,277	(1,870)	(27,148)	(107.4)

Income before income taxes	16,956	86,135	69,178	408.0
Income taxes	11,782	38,186	26,404	224.1
Refund of income taxes for prior periods	(7,307)	(13,950)	(6,642)	—
Minority interests	408	360	(48)	(11.8)
Net income	12,073	61,538	49,464	409.7

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>
Net premiums written	1,110,185	1,050,855	(59,329)	(5.3)

(2)  Direct Premiums Written by Lines of Insurance
Direct Premiums Written by Lines of Insurance
(including Deposit premiums from policyholders)

	Nine months ended			Nine months ended
	December 31, 2008			December 31, 2009
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
	(Yen in millions)
Fire and Allied	238,733	18.2	(0.2)	237,461	19.1	(0.5)
Marine	88,989	6.8	(4.7)	69,902	5.6	(21.4)
Personal Accident	208,268	15.9	(9.1)	186,954	15.1	(10.2)
Voluntary Automobile	464,431	35.4	(2.9)	460,345	37.1	(0.9)
Compulsory Automobile Liability	107,082	8.2	(20.6)	97,005	7.8	(9.4)
Other	202,869	15.5	(7.5)	189,628	15.3	(6.5)

Total	1,310,374	100.0	(6.0)	1,241,298	100.0	(5.3)
Deposit premiums from policyholders	135,003	10.3	(11.9)	114,473	9.2	(15.2)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary Automobile	468,402		(1.4)	461,330		(1.5)
Total	1,314,346		(5.5)	1,242,283		(5.5)
Net Premiums by Lines of Insurance

	Nine months ended			Nine months ended
	December 31, 2008			December 31, 2009
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
	(Yen in millions)
Fire and Allied	164,456	14.9	(3.0)	162,217	15.5	(1.4)
Marine	75,180	6.8	(6.9)	57,046	5.4	(24.1)
Personal Accident	102,399	9.2	(1.5)	100,613	9.6	(1.7)
Voluntary Automobile	459,025	41.5	(2.5)	456,668	43.5	(0.5)
Compulsory Automobile Liability	115,717	10.5	(19.8)	101,005	9.6	(12.7)
Other	189,434	17.1	(3.9)	172,318	16.4	(9.0)

Total	1,106,213	100.0	(5.2)	1,049,870	100.0	(5.1)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary Automobile	462,997		(1.0)	457,653		(1.2)
Total	1,110,185		(4.6)	1,050,855		(5.3)
Net Claims Paid by Lines of Insurance

	Nine months ended			Nine months ended
	December 31, 2008			December 31, 2009
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
	(Yen in millions)
Fire and Allied	72,561	10.9	(6.5)	67,879	10.0	(6.5)
Marine	30,333	4.5	(6.6)	30,324	4.4	(0.0)
Personal Accident	54,980	8.2	5.7	55,591	8.2	1.1
Voluntary Automobile	294,515	44.1	0.6	293,419	43.0	(0.4)
Compulsory Automobile Liability	104,277	15.6	1.7	101,884	14.9	(2.3)
Other	111,410	16.7	13.7	132,859	19.5	19.3

Total	668,078	100.0	2.0	681,958	100.0	2.1

(Note)

1.	Since the Company was incorporated on April 1, 2008, figures of sections of “Change” for nine months ended December 31, 2008 represent comparative figures against Mitsui Sumitomo Insurance Company, Limited (Consolidated), one of consolidated subsidiaries of the Company.

2.	Any figures are amounts before the off-set of intersegment transactions.

(3)  Securities (Marketable securities available for sale)

	As of December 31, 2009			As of March, 2009
	Acquisition			Acquisition
Items	cost	Fair value	Difference	cost	Fair value	Difference
	(Yen in millions )
Domestic Bonds	2,168,523	2,228,157	59,633	2,119,615	2,154,062	34,446
Domestic Stocks	779,287	1,533,470	754,183	788,984	1,280,211	491,226
Foreign Securities	974,380	970,173	(4,206)	1,024,933	973,267	(51,665)
Others	110,410	114,214	3,804	122,191	119,662	(2,529)

Total	4,032,601	4,846,016	813,415	4,055,725	4,527,204	471,478

As of December 31, 2009	As of March 31, 2009

1. Others include beneficiary claims on loan trusts represented as monetary claims bought in the consolidated balance sheets.	1. Others include beneficiary claims on loan trusts represented as monetary claims bought in the consolidated balance sheets.
2. Impairment losses of marketable securities available for sale amount to 7,448 million yen.	2. Impairment losses of marketable securities available for sale amount to 106,810 million yen.
The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by more than 30% of their cost or amortized cost.	The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by more than 30% of their cost or amortized cost.

(Reference) Investment Conditions of Securitized Instruments and Exposure to the US Subprime Loan Losses

Managerial basis

1.	Investment Conditions of Specific Securitized Instruments
There were no US subprime loan instruments in the Investments/loans amount.

	As of December 31, 2009			As of March 31, 2009
	Amount of		Losses on	Amount of		Losses on
	investments and		Devaluation Note 2	investments and		Devaluation
	loans Note 1	Valuation	(Including	loans Note 1	Valuation	(Including
	(Amount in	Difference	Provision	(Amount in	Difference	Provision
	Consolidated	(Unrealized	for Impaired	Consolidated	(Unrealized	for Impaired
Category	Balance Sheet)	losses/gains)	losses)	Balance Sheet)	losses/gains)	losses)
	(Units: 100 mil yen)
(1)RMBS	(Note 3) 1,337	21	—	1,389	(4)	—
Japan	1,307	20	—	1,355	(3)	—
Overseas	29	0	—	34	(0)	—
(2)ABS-CDO Note 4	3	(0)	—	0	(1)	(0)
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	1	(0)	—	—	—	—
BBB or below	2	(0)	—	0	(1)	(0)
(3)CDO Note 4	115	1	—	129	(1)	(2)
CLO	115	1	—	129	(1)	—
AAA	115	1	—	129	(1)	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	—	—	—	—	—	—
CBO	0	(0)	—	0	—	(0)
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	(0)	—	0	—	(0)
Synthetic CDO	0	(0)	—	0	(0)	(2)
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	(0)	—	0	(0)	(2)
(4)CMBS	163	(8)	—	164	(8)	—
Japan	163	(8)	—	164	(8)	—
Overseas	—	—	—	—	—	—
(5)ABCP	20	—	—	52	—	—
Portion composed by Mitsui Sumitomo Insurance Group	20	—	—	52	—	—
(6)SIV instruments	—	—	—	—	—	—
Portion composed by Mitsui Sumitomo Insurance Group	—	—	—	—	—	—
(7)LBO Loan	133	(Note 5) —	(0)	133	(Note 5) —	(12)
Japan	133	—	(0)	133	—	(12)
Overseas	—	—	—	—	—	—

(Note 1)	The above investments appear in the consolidated balance sheets as monetary claims bought, investments in securities, and loans.

(Note 2)	Losses on devaluation (Including Provision for Impaired losses) are for the nine months ended December 31, 2009.

(Note 3)	Breakdown of credit ratings: AAA (131.6 billion yen), AA (2.1 billion yen)

(Note 4)	There are no hedge transactions in ABS-CDO and CDO instruments.

(Note 5)	Loans are recognized at the book values, so for the LBO loans the valuation differences are not shown.

(Note 6)	The figures of Mitsui Sumitomo MetLife Insurance Co., Ltd., accounted for under the equity method, are not included in the above table.

[Glossary]

•	Synthetic CDO: Synthetic Collateralized Debt Obligations

•	ABCP: Asset-Backed Commercial Paper

•	ABS: Asset-Backed Securities

•	ABS-CDO: CDOs backed by asset-backed securities

•	CBO: Collateralized Bond Obligation

•	CDO: Collateralized Debt Obligation

•	CLO: Collateralized Loan Obligation

•	CMBS: Commercial Mortgage-Backed Securities

•	LBO Loan: Leveraged Buyout Loan

•	RMBS: Residential Mortgage-Backed Securities

•	SIV: Structured Investment Vehicle

2.	Exposure to U.S. Subprime Loans
The exposure to US Subprime Loans was 0.7 billion yen as of December 31, 2009.
Breakdown of US Subprime Loans related exposure:

		As of December 31, 2009		As of March 31, 2009
		Outstanding (Notional)	Exposure to US	Outstanding (Notional)	Exposure to US
		Par Amount	Subprime Loans	Par Amount	Subprime Loans
		(Units: billion yen)

Financial guarantee reinsurance	ABS-CDO	3.3	0.2 Note	5.2	0.5
	RMBS	0.5	0.5	0.6	0.6
Total			0.7		1.2

(Note)	Outstanding par amount of all the SPL-RMBSs contained in underlying assets of ABS CDOs referred here in excess of the amount of subordination (deductible), which is the amount we would be obligated to pay in the event all the SPL-RMBSs defaulted with no recovery, is 0.2 billion yen.

Overview of Business Results

I.	Summary of Business Results for the Nine Months Ending December 31, 2009 (Net premiums written, ordinary profit, net income)

			From April 1, 2008	From April 1, 2009			Previous Fiscal Year
			to December 31,	to December 31,			From April 1, 2008
			2008	2009	Increase/Decrease	% Change	to March 31, 2009
			(Unit: 100 million yen)

Net premium written (Note)	Consolidated		11,101	10,508	(593)	(5.3)	14,510
	Mitsui Sumitomo	‚	9,426	9,046	(379)	(4.0)	12,393
	Insurance
Ordinary profit (or Ordinary loss)	Consolidated	ƒ	(83)	880	963	—	(130)
	Mitsui Sumitomo	„	370	696	326	88.2	255
	Insurance
Net income	Consolidated	…	120	615	494	409.7	81
	Mitsui Sumitomo	†	554	482	(71)	(13.0)	465
	Insurance
	Difference	‡	(433)	133	566	—	(383)
	Multiple(…÷†)	ˆ	0.22	1.28			0.18

(Note)	Net premium written excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Ltd.’s proprietary auto insurance product “ModoRich”.

Breakdowns of Net Income

		From April 1, 2008	From April 1, 2009			Previous Fiscal Year
		to December 31,	to December 31,			From April 1, 2008
Net income (or Net Loss)		2008	2009	Increase/Decrease	% Change	to March 31, 2009
		(Unit: 100 million yen)

Consolidated		120	615	494	409.7%	81
Mitsui Sumitomo Insurance	‚	554	482	(71)	(13.0)	465
Overseas Non-Life Insurance Subsidiaries	ƒ	(248)	163	412	—	(229)
Mitsui Direct General Insurance	„	(9)	(7)	2	—	(15)
Mitsui Sumitomo Kirameki Life Insurance	…	0	0	0	1,277.9	0
Mitsui Sumitomo MetLife Insurance	†	(93)	82	176	—	(44)
Other	‡	4	4	0	0.7	2
Consolidated adjustment/Holding company	ˆ	(85)	(110)	(25)	—	(96)

(Note) ‚ through ‡ above are results before consolidation adjustment (the Company’s equity).

II.	Status of Non-life Insurance Subsidiaries

			From April 1, 2008	From April 1, 2009			Previous Fiscal Year
			to December 31,	to December 31,			From April 1, 2008
			2008	2009	Increase/Decrease	% Change	to March 31, 2009
		(Unit: 100 million yen)

Non-Life Insurance
Net premiums written	Consolidated		11,101	10,508	(593)	(5.3)%	14,510
(Note 1)	Mitsui Sumitomo Insurance	‚	9,426	9,046	(379)	(4.0)	12,393
	Overseas Subsidiaries	ƒ	1,462	1,226	(236)	(16.1)	1,819
	(Asia)	„	559	491	(67)	(12.1)	707
	(Europe)	…	506	376	(130)	(25.7)	617
	(Americas)	†	184	187	2	1.2	239
	(Reinsurance)	‡	211	170	(40)	(19.2)	255
	Mitsui Direct	ˆ	213	235	22	10.6	296
	Mitsui Sumitomo	‰	554	482	(71)	(13.0)	465
	Insurance
Net income	Overseas Subsidiaries	Š	(248)	163	412	—	(229)
(or Net Loss)	(Asia)	(11)	37	62	25	68.1	29
(Note 2)	(Europe)	(12)	(325)	19	345	—	(313)
	(Americas)	(13)	9	17	7	78.0	11
	(Reinsurance)	(14)	29	64	34	115.3	41
	Mitsui Direct	(15)	(9)	(7)	2	—	(15)

(Note)

1.	Net premium written excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Ltd.’s proprietary auto insurance product “ModoRich”.

2.	Figures in ‰ through (15) are prior to consolidation adjustments (the Company’s equity).

III.  Status of Life Insurance Subsidiaries

							Previous Fiscal
							Year
			From April 1, 2008				From April 1,
			to December 31,	From April 1, 2009			2008
			2008	to December 31, 2009	Increase/Decrease	% Change	to March 31, 2009
			(Unit: 100 million yen)

Amount of new policies					<Compared to previous interim period>	<Compared to previous interim period>
Life Insurance
Mitsui Sumitomo	Individual insurance		12,166	11,556	(610)	(5.0)%	16,204
Kirameki Life Insurance	Individual annuities	‚	256	238	(18)	(7.1)	334
Mitsui Sumitomo	Individual insurance	ƒ	284	7	(277)	(97.3)	542
MetLife Insurance	Individual annuities	„	3,966	3,265	(700)	(17.7)	5,386
Amount of Policies in Force					<Compared to period interim period>	<Compared to period interim period>
Mitsui Sumitomo	Individual insurance	…	86,376	89,892	2,736	3.1	87,155
Kirameki Life Insurance	Individual annuities	†	3,150	3,125	(26)	(0.9)	3,152
Mitsui Sumitomo	Individual insurance	‡	821	1,127	45	4.2	1,082
MetLife Insurance	Individual annuities	ˆ	22,613	29,306	5,600	23.6	23,075
					<Compared to period interim period>	<Compared to period interim period>
Net income (or Net loss)		‰	(93)	83	176	—	(44	) (Note 1)
Mitsui Sumitomo Kirameki Life Insurance		Š	0	0	0	1,277.9	0	(Note 2)
Mitsui Sumitomo MetLife Insurance		(11)	(93)	82	176	—	(44)

(Note)

1.	Figures in ‰ through (11) are prior to consolidation adjustments (Company’s equity).

2.	Mitsui Sumitomo Kirameki Life Insurance Company, Limited increased its standard underwriting reserve by 3.1 billion yen in the nine month period ended December 31, 2008, by 3.8 billion yen in the fiscal year ended March 31, 2009, and by 3.8 billion yen in the nine month period ended December 31, 2009.

[ Summary of Business Results for Primary Consolidated Subsidiaries ]
(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Non-consolidated Quarterly Balance Sheets

		As of March 31,2009
		(Summarized
		balance sheet
	As of	for the previous
Items	December 31, 2009	business year)
	(Yen in milliions)
Assets
Cash deposits and savings	138,100	243,868
Call loans	36,800	31,900
Securities bought under resale agreements	18,998	—
Monetary claims bought	91,487	122,658
Money trusts	12,931	14,421
Investments in securities	4,323,927	4,095,321
Loans	733,153	754,645
Tangible fixed assets	240,597	247,624
Intangible fixed assets	6,398	3,535
Other assets	322,879	330,293
Deferred tax assets	2,736	133,081
Customers’ liabilities under acceptances and guarantees	4,712	5,527
Bad debts reserve	(8,580)	(5,531)

Total assets	5,924,142	5,977,347

Liabilities
Underwriting funds	4,409,247	4,508,974
Outstanding claims	543,826	559,493
Underwriting reserves	3,865,421	3,949,481
Bonds	94,967	164,960
Other liabilities	149,793	261,397
Income tax payable	14,409	23,278
Lease obligations	854	1,232
Other liabilities	134,529	236,886
Reserve for pension and retirement benefits	83,768	79,553
Reserve for pension and retirement benefits for officers and operating officers	2,091	2,311
Accrued bonuses for employees	215	10,317
Reserve under special law	2,089	2,871
Reserve for price fluctuation	2,089	2,871
Liabilities under acceptances and guarantees	4,712	5,527

Total liabilities	4,746,885	5,035,915

Net assets
Common stock	139,595	139,595
Capital surplus	93,107	93,107
Retained earnings	444,544	414,809
Total shareholders’ equity	677,247	647,512
Unrealized gains on investments, net of tax	496,924	284,248
Deferred hedge gains or losses	3,085	9,671
Total valuation and translation adjustment	500,009	293,919
Total net assets	1,177,257	941,431

Total liabilities and net assets	5,924,142	5,977,347

(Reference: Mitsui Sumitomo Insurance Company, Limited, non-consolidated)
Non-consolidated Statements of Income

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009
	to December 31, 2008)	to December 31, 2009)
Items	Amount	Amount
	(Yen in millions)
Ordinary income:	1,346,890	1,247,475
Underwriting income:	1,205,829	1,159,552
Net premiums written	938,629	903,634
Deposit premiums from policyholders	135,003	114,473
Investment income on deposit premiums from policyholders	40,045	41,619
Reversal of outstanding claims	7,384	15,667
Reversal of underwriting reserves	84,677	84,060
Investment income:	136,623	85,033
Interest and dividends received	114,537	94,657
Investment gains on money trusts	204	539
Gains on sale of securities	54,213	6,802
Transfer of investment income on deposit premiums	(40,045)	(41,619)
from policyholders
Other ordinary income	4,437	2,889

Ordinary expenses:	1,309,877	1,177,798
Underwriting expenses:	1,020,173	988,193
Net claims paid	587,846	570,325
Loss adjustment expenses	56,458	54,123
Commission and collection expenses	157,928	155,901
Maturity refunds to policyholders	215,449	206,370
Investment expenses:	121,158	24,566
Investment losses on money trusts	2,251	24
Losses on sale of securities	7,486	5,843
Losses on devaluation of securities	92,588	7,712
Operating expenses and general and administrative expenses	166,352	158,968
Other ordinary expenses:	2,193	6,070
Interest paid	1,164	1,723

Ordinary profit	37,013	69,676

Extraordinary income:	27,856	1,317
Extraordinary losses:	2,446	2,977

Income before income taxes	62,423	68,016
Income taxes	14,317	33,729
Refund of income taxes for prior periods	(7,307)	(13,947)

Net income	55,413	48,234

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Status of Income/losses on the Current Quarter (Interim Period)

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009
Categoty	to December 31, 2008)	to December 31, 2009)	Increase/Decrease	% Change
	(Yen in millions)
Direct premiums written including deposit premiums from policyholders	1,118,921	1,070,806	(48,115)	(4.3)%
Direct premiums written	983,917	956,333	(27,584)	(2.8)

Ordinary income and losses
Underwriting income	1,205,829	1,159,552	(46,276)	(3.8)
Net premiums written	938,629	903,634	(34,995)	(3.7)
Deposit premiums from policyholders	135,003	114,473	(20,530)	(15.2)
Underwriting expenses	1,020,173	988,193	(31,979)	(3.1)
Net claims paid	587,846	570,325	(17,520)	(3.0)
Loss adjustment expenses	56,458	54,123	(2,334)	(4.1)
Commissions and collection expenses	157,928	155,901	(2,027)	(1.3)
Maturity refunds to policyholders	215,449	206,370	(9,078)	(4.2)

Investment income	136,623	85,033	(51,590)	(37.8)
Interest and dividends received	114,537	94,657	(19,880)	(17.4)
Gains on sales of securities	54,213	6,802	(47,410)	(87.5)
Investment expenses	121,158	24,566	(96,591)	(79.7)
Losses on sales of securities	7,486	5,843	(1,643)	(22.0)
Losses on devaluation of securities	92,588	7,712	(84,876)	(91.7)

Operating expenses and general and administrative expenses	166,352	158,968	(7,383)	(4.4)
Operating and general and administrative expenses associated with underwriting	156,728	150,662	(6,065)	(3.9)

Other ordinary income or losses	2,244	(3,180)	(5,425)	(241.7)

Ordinary profit	37,013	69,676	32,663	88.2
Underwriting profit	29,971	21,243	(8,727)	(29.1)

Extraordinary income and losses
Extraordinary income	27,856	1,317	(26,539)	(95.3)
Extraordinary losses	2,446	2,977	530	21.7

Etraordinary income or losses	25,409	(1,660)	(27,070)	(106.5)

Interim net income before tax	62,423	68,016	5,592	9.0
Income taxes — current	14,317	33,729	19,411	135.6
Refund of income taxes for prior periods	(7,307)	(13,947)	(6,640)	—
Net income	55,413	48,234	(7,178)	(13.0)

Ratios
Net loss ratio	68.6%	69.1%
Net expense ratio	33.5	33.9

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>
Direct premiums written including deposit premiums from policyholders	1,122,893	1,071,791	(51,101)	(4.6)%
Direct premiums written	987,889	957,318	(30,571)	(3.1)
Net premiums written	942,600	904,619	(37,981)	(4.0)
Net loss ratio	68.4%	69.0%
Net expense ratio	33.4	33.9

(Note)

1.	Underwriting profit = Underwriting income – (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses

Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting) / Net premiums written × 100

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Premiums and Claims Paid by Line
Original Net Premiums (Excluding Deposit Premiums from Policyholders)

	Nine months ended December 31, 2008			Nine months ended December 31, 2009
	(From April 1, 2008 to December 31, 2008)			(From April 1, 2009 to December 31, 2009)
			% Change			% Change
Lines of insurance	Amount	% of Total	Y/Y	Amount	% of Total	Y/Y
	(Yen in millions)			(Yen in millions)
Fire	162,853	16.5	0.2	165,576	17.3	1.7
Marine	62,701	6.4	(3.4)	49,442	5.2	(21.1)
Personal accident	100,342	10.2	(1.8)	99,676	10.4	(0.7)
Voluntary automobile	405,609	41.2	(3.5)	402,695	42.1	(0.7)
Compulsory automobile liability	107,082	10.9	(20.6)	97,005	10.2	(9.4)
Others	145,328	14.8	(2.3)	141,937	14.8	(2.3)

Total	983,917	100.0	(4.8)	956,333	100.0	(2.8)
Deposit premiums from policyholders	135,003		(11.9)	114,473		(15.2)

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>
Voluntary automobile	409,581		(1.8)	403,680		(1.4)
Total	987,889		(4.1)	957,318		(3.1)
Net Premiums Written

	Nine months ended December 31, 2008			Nine months ended December 31, 2009
	(From April 1, 2008 to December 31, 2008)			(From April 1, 2009 to December 31, 2009)
			% Change			% Change
Lines of insurance	Amount	% of Total	Y/Y	Amount	% of Total	Y/Y
	(Yen in millions)			(Yen in millions)
Fire	129,684	13.8	(0.1)	132,063	14.6	1.8
Marine	51,269	5.5	(7.6)	38,696	4.3	(24.5)
Personal accident	96,728	10.3	(1.5)	96,299	10.7	(0.4)
Voluntary automobile	404,997	43.1	(3.5)	401,671	44.4	(0.8)
Compulsory automobile liability	115,542	12.3	(19.8)	100,799	11.2	(12.8)
Others	140,406	15.0	(2.0)	134,103	14.8	(4.5)

Total	938,629	100.0	(5.2)	903,634	100.0	(3.7)

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>
Voluntary automobile	408,968		(1.8)	402,656		(1.5)
Total	942,600		(4.5)	904,619		(4.0)
Net Claims Paid

	Nine months ended December 31, 2008			Nine months ended December 31, 2009
	(From April 1, 2008 to December 31, 2008)			(From April 1, 2009 to December 31, 2009)
		% Change	Net loss		% Change	Net loss
Lines of insurance	Amount	Y/Y	ratio (%)	Amount	Y/Y	ratio (%)
	(Yen in millions)			(Yen in millions)
Fire	53,585	(10.7)	43.8	52,237	(2.5)	41.7
Marine	21,978	(15.7)	45.9	23,155	5.4	63.3
Personal accident	52,479	5.5	61.6	54,116	3.1	62.8
Voluntary automobile	263,802	(0.0)	72.9	260,398	(1.3)	72.5
Compulsory automobile liability	104,142	1.6	97.3	101,718	(2.3)	109.1
Others	91,858	13.8	68.8	78,699	(14.3)	62.2

Total	587,846	0.8	68.6	570,325	(3.0)	69.1

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>
Voluntary automobile	263,802	(0.0)	72.2	260,398	(1.3)	72.3
Total	587,846	0.8	68.4	570,325	(3.0)	69.0

(Note)	The net loss ratio is calculated by adding the loss adjustment expenses to net claims paid.

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Solvency Margin Ratio
     Domestic insurance companies calculate solvency margin ratio based on Ministry of Finance Notification No. 50, dated 1996 and on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law.
     Insurance companies provide for reserves to cover payment of insurance claims for covered risks. However, it is essential to maintain sufficient capacity to enable payment even when risks exceeding those normally foreseen occur, such as the occurrence of a major disaster or a large decline in the price of assets held by the insurance company.
     It is the solvency margin ratio ((C) in the table below) that serves as an indicator of the capacity to pay the “Total amount of risk” ((B) in the table below), which expresses risks exceeding those normally foreseen, with capital, reserves, and other funds held by the insurance company (namely, the total amount for the solvency margin ((A) in the table below). This ratio is calculated based on the Insurance Business Law and other related laws.
     The solvency margin ratio is one objective measure used by administrative authorities in monitoring insurance companies. The company is deemed to have sufficient capacity to pay insurance claims and other expenses if the ratio is 200% or higher.

	As of December 31, 2009	As of March 31, 2009
	(Yen in millions)
(A) Total solvency margin	2,196,299	1,857,520
Shareholders’ equity	658,372	634,512
Reserves for price fluctuations	2,089	2,871
Contingency reserves	1,570	1,292
Catastrophe reserves	573,278	562,522
General bad debt reserves	1,630	1,350
Difference on valuation of other securities (before adjustment for tax credits)	699,893	400,349
Latent gains (losses) on land	74,202	83,820
Reversal of excess reserves	—	—
Debt financing, etc.	—	—
Other deductions	30,583	31,083
Other	215,845	201,886
(B) Total amount of risk	541,792	536,176
General insurance risk (R1)	76,515	77,100
Third sector insurance risk (R2)	21	12
Assumed interest rate risk (R3)	6,592	6,625
Asset investment risk (R4)	292,633	281,114
Business management risk (R5)	11,935	11,826
Major disaster risk (R6)	220,997	226,455
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	810.7%	692.8%

(Note)	Solvency Margin Ratio as of December 31, 2009, is in part calculated by simplified methods, such as considering major disaster risk as the same figure as the figure used to calculated the ratio as of September 30, 2009.

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Non-consolidated Interim Balance Sheets

		As of March 31, 2009
		(Summarized
		balance sheet
	As of	for the previous
Items	December 31, 2009	business year)
	(Yen in millions)
Assets
Cash deposits and savings	2,591	3,328
Call loans	—	—
Monetary claims bought	—	—
Money trusts	—	—
Investments in securities	27,825	25,866
Loans	—	—
Tangible fixed assets	167	216
Intangible fixed assets	2,004	2,679
Other assets	4,584	4,740
Deferred tax assets	—	—
Customers’ liabilities under acceptances and guarantees	—	—
Bad debts reserve	(1)	(1)

Total assets	37,171	36,829

Liabilities
Underwriting funds	31,801	29,798
Outstanding claims	13,593	11,542
Underwriting reserves	18,208	18,255
Short-term bonds	—	—
Bonds	—	—
Other liabilities	758	1,276
Income tax payable	56	102
Lease obligations	—	—
Other liabilities	701	1,173
Reserve for pension and retirement benefits	—	—
Reserve for pension and retirement benefits for officers and operating officers	—	—
Accrued bonuses for employees	—	216
Reserve under special law	11	8
Reserve for price fluctuation	11	8
Deferred tax liabilities	91	36
Liabilities under acceptances and guarantees	—	—
Total liabilities	32,662	31,336

Net assets
Common stock	30,000	30,000
Capital surplus	—	—
Retained earnings	(25,653)	(24,571)
Treasury stock	—	—
Total shareholders’ equity	4,346	5,428
Unrealized gains on investments, net of tax	161	64
Deferred hedge losses (gains)	—	—
Total valuation and translation adjustment	161	64
Total net assets	4,508	5,493

Total liabilities and net assets	37,171	36,829

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income

	Nine months ended	Nine months ended
Items	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009
	to December 31, 2008)	to December 31, 2009)
	Amount	Amount
	(Yen in millions)
Ordinary income:	21,490	23,813
Underwriting income:	21,351	23,654
Net premiums written	21,339	23,596
Deposit premiums from policyholders	—	—
Investment income on deposit premiums from policyholders	11	9
Reversal of underwriting reserves	—	47
Investment income:	137	152
Interest and dividends received	143	156
Investment gains on money trusts	—	—
Gains on sale of securities	5	5
Transfer of investment income on deposit premiums from policyholders	(11)	(9)
Other ordinary income	1	7

Ordinary expenses:	22,958	24,876
Underwriting expenses:	17,176	19,066
Net claims paid	12,572	15,236
Loss adjustment expenses	1,549	1,578
Commission and collection expenses	196	200
Maturity refunds to policyholders	—	—
Provision for outstanding claims	2,706	2,051
Provision for underwriting reserves	151	—
Investment expenses:	—	—
Investment losses on money trusts	—	—
Losses on sale of securities	—	—
Losses on devaluation of securities	—	—
Operating expenses and general and administrative expenses	5,761	5,809
Other ordinary expenses:	20	0
Interest paid	—	—

Ordinary losses	1,468	1,062

Extraordinary income:	—	0
Extraordinary losses:	3	8

Losses before income taxes	1,472	1,070
Income taxes — current	10	12
Income taxes — deferred	—	—
Total income taxes	—	12

Net losses	1,482	1,082

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Status of Income/losses on the Current Quarter (Interim Period)

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009	Increase/
Categoty	to December 31, 2008)	to December 31, 2009)	Decrease	% Change
	(Yen in millions)
Direct premiums written including deposit premiums from policyholders	21,214	23,447	2,232	10.5%
Direct premiums written	21,214	23,447	2,232	10.5

Ordinary income and loss
Underwriting income	21,351	23,654	2,302	10.8
Net premiums written	21,339	23,596	2,256	10.6
Deposit premiums from policyholders	—	—	—	—
Underwriting expenses	17,176	19,066	1,889	11.0
Net claims paid	12,572	15,236	2,664	21.2
Loss adjustment expenses	1,549	1,578	28	1.8
Commissions and collection expenses	196	200	4	2.3
Maturity refunds to policyholders	—	—	—	—
Investment income	137	152	14	10.9
Interest and dividends received	143	156	13	9.4
Gains on sales of securities	5	5	(0)	(1.4)
Investment expenses	—	—	—	—
Losses on sales of securities	—	—	—	—
Losses on devaluation of securities	—	—	—	—

Operating expenses and general and administrative expenses	5,761	5,809	47	0.8
Operating and general and administrative expenses associated with underwriting	5,756	5,805	49	0.9

Other ordinary income	(19)	6	25	—

Ordinary profit	(1,468)	(1,062)	406	—
Underwriting profit	(1,581)	(1,217)	363	—

Extraordinary income and losses
Extraordinary income	—	0	0	—
Extraordinary losses	3	8	4	119.1

Etraordinary income or losses	(3)	(7)	(4)	—

Interim net income before tax or interim net losses before tax	(1,472)	(1,070)	402	—
Income taxes — current	10	12	1	19.0
Income taxes — deferred	—	—	—	—
Total income taxes	—	12	—	—
Net income or losses	(1,482)	(1,082)	400	—

Ratios
Net loss ratio	66.2%	71.3%
Net expense ratio	27.9	25.5

(Note)

1.	Underwriting profit = Underwriting income – (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting) / Net premiums written × 100

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Premiums and Claims by Line
Direct Premiums Written (Excluding Deposit Premiums from Policyholders)

	Nine months ended December 31, 2008			Nine months ended December 31, 2009
	(From April 1, 2008 to December 31, 2008)			(From April 1, 2009 to December 31, 2009)
			% Change			% Change
Lines of Insurance	Amount	% of Total	Y/Y	Amount	% of Total	Y/Y
	(Yen in millions)			(Yen in millions)

Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal accident	58	0.3	172.5	94	0.4	62.5
Voluntary automobile	21,156	99.7	11.7	23,352	99.6	10.4
Compulsory automobile liability	—	—	—	—	—	—
Others	—	—	—	—	—	—

Total	21,214	100.0	11.9	23,447	100.0	10.5

Deposit premiums from policyholders	—		—	—		—

Net Premiums Written

	Nine months ended December 31, 2008			Nine months ended December 31, 2009
	(From April 1, 2008 to December 31, 2008)			(From April 1, 2009 to December 31, 2009)
			% Change			% Change
Lines of Insurance	Amount	% of Total	Y/Y	Amount	% of Total	Y/Y
	(Yen in millions)			(Yen in millions)

Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal accident	58	0.3	172.5	94	0.4	62.5
Voluntary automobile	21,107	98.9	11.6	23,295	98.7	10.4
Compulsory automobile liability	174	0.8	(4.5)	206	0.9	18.5
Others	—	—	—	—	—	—

Total	21,339	100.0	11.7	23,596	100.0	10.6

Net Claims Paid

	Nine months ended December 31, 2008			Nine months ended December 31, 2009
	(From April 1, 2008 to December 31, 2008)			(From April 1, 2009 to December 31, 2009)
		% Change	Net loss		% Change	Net loss
Lines of Insurance	Amount	Y/Y	ratio (%)	Amount	Y/Y	ratio (%)
	(Yen in millions)			(Yen in millions)
Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal accident	21	58.5	45.0	33	58.4	48.3
Voluntary automobile	12,416	18.1	66.1	15,036	21.1	71.3
Compulsory automobile liability	134	16.8	77.4	166	23.1	80.4
Others	—	—	—	—	—	—

Total	12,572	18.1	66.2	15,236	21.2	71.3

(Note) The net loss ratio is calculated by adding the loss adjustment expenses to net claims paid.

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Solvency Margin Ratio

	As of	As of
	December 31, 2009	March 31, 2009
	(Yen in millions)
(A) Total solvency margin	5,340	6,473
Shareholders’ equity	4,346	5,428
Reserves for price fluctuations	11	8
Contingency reserves	0	0
Catastrophic loss reserves	754	944
General bad debt reserves	0	0
Difference on valuation of other securities (before adjustment for tax credits)	228	91
Latent losses (gains) on land	—	—
Reversal of excess reserves	—	—
Debt financing, etc.	—	—
Other deductions	—	—
Other	—	—
(B) Total amount of risk	2,835	2,771
General insurance risk (R1)	2,442	2,380
Third sector insurance risk (R2)	—	—
Assumed interest rate risk (R3)	0	1
Asset investment risk (R4)	169	162
Business management risk (R5)	87	85
Major disaster risk (R6)	300	300
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	376.6%	467.0%

(Note)	Solvency Margin Ratio as of December 31, 2009, is, in part, calculated by simplified methods, such as concerning assumed interest rate risk.

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Non-consolidated Quarterly Balance Sheets

		As of March 31, 2009
		(Summarized
		balance sheet
	As of	for the previous
Items	December 31, 2009	business year)
	(Yen in millions)
Assets
Cash deposits and savings	10,065	12,771
Investments in securities	1,065,437	1,013,709
Loans	29,596	28,712
Tangible fixed assets	1,116	741
Intangible fixed assets	192	—
Agencies receivable	60	48
Reinsurance receivable	62	122
Other assets	18,643	17,691
Deferred tax assets	—	1,428
Bad debts reserve	(86)	(100)

Total assets	1,125,089	1,075,126

Liabilities
Underwriting funds	1,059,130	1,011,036
Outstanding claims	11,268	10,975
Underwriting reserve	1,045,404	998,145
Reserve for dividends to policyholders	2,458	1,915
Agencies payable	1,584	1,794
Reinsurance payable	102	128
Other liabilities	2,414	4,302
Income tax payable	—	349
Lease obligations	491	51
Other liabilities	1,923	3,901
Reserve for pension and retirement benefits	443	341
Reserve for pension and retirement benefits for officers and operating officers	90	98
Reserve under the special law	1,536	1,360
Reserve for price fluctuation	1,536	1,360
Deferred tax liabilities	690	—
Total liabilities	1,065,993	1,019,062

Net assets
Common stock	35,500	35,500
Capital surplus	13,214	13,214
Retained earnings	394	333
Total shareholders’ equity	49,109	49,048
Unrealized gains on investments, net of tax	9,986	7,015
Total valuation and translation adjustments	9,986	7,015
Total net assets	59,095	56,064

Total liabilities and net assets	1,125,089	1,075,126

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Non-consolidated Statements of Income

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009
	to December 31, 2008)	to December 31, 2009)
Items	Amount	Amount
	(Yen in millions)
Ordinary income:	175,798	177,267
Insurance premiums and other:	160,611	161,576
Insurance premiums	160,103	161,415
Investment income:	14,837	15,272
Interest and dividends received	13,682	14,820
Gains on sale of securities	1,155	452
Other ordinary income	349	417

Ordinary expenses:	173,854	174,766
Insurance claims and other:	91,037	98,463
Insurance claims	22,437	24,096
Annuity payments	1,401	2,003
Benefits	3,979	4,209
Surrender benefits	62,160	66,992
Other refunds	592	761
Provision for underwriting reserves and other:	54,788	47,551
Provision for outstanding claims	12	292
Provision for underwriting reserves	54,775	47,259
Provision of interest portion of reserves for dividends to policyholders	0	0
Investment expenses:	128	15
Interest paid	2	9
Losses on sale of securities	119	4
Operating expenses:	26,023	26,682
Other ordinary expenses:	1,876	2,053

Ordinary profit	1,943	2,501

Extraordinary income:	13	10
Extraordinary losses:	169	184

Provision for reserve for dividends to policyholders	1,572	1,967
Income before income taxes	215	359
Income taxes — current	6	(138)
Income taxes — deferred	204	437
Total income taxes	—	298

Net income	4	60

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Major Business Results for the Current Quarter
Policies In-force and New Policies

(1)	Policies in Force

	As of December 31, 2009		As of March 31, 2009
	Policies	Amount	Policies	Amount
	(thousand)	(Yen in millions)	(thousand)	(Yen in millions)
Individual insurance	1,094	8,989,251	1,010	8,715,563
Individual annuities	66	312,594	65	315,285
Group insurance	—	2,641,040	—	2,591,340
Group annuities	—	—	—	—

(Note) The amount for individual annuities consists of the sum of the pension funds available when pension payments commence and discretionary reserves on policies after pension payments have commenced.

(2)	New Policies

	Nine months ended December 31, 2008				Nine months ended December 31, 2009
	(From April 1, 2008 to to December 31, 2008)				(From April 1, 2009 to to December 31, 2009)
				Net increase				Net increase
			New	due to			New	due to
	Policies	Amount	policies	conversion	Policies	Amount	policies	conversion
	(thousand)	(Yen in	(Yen in	(Yen in	(thousand)	(Yen in	(Yen in	(Yen in
		millions)	millions)	millions)		millions)	millions)	millions)
Individual insurance	128	1,216,686	1,216,686	—	152	1,155,673	1,155,673	—
Individual annuities	3	25,642	25,642	—	4	23,819	23,819	—
Group insurance	—	28,421	28,421	—	—	24,440	24,440	—
Group annuities	—	—	—	—	—	—	—	—

(Note) The amount for new individual annuities is the pension funds available when pension payments commence.
Annualized Premiums

(1)	Policies in Force

	As of	As of
	December 31, 2009	March 31, 2009
	(Yen in millions)
Individual insurance	174,371	175,516
Individual annuities	18,809	18,806
Total	193,181	194,322
Medical care insurance and accelerated death benefits	32,314	28,862

(2)	New Policies

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009
	to December 31, 2008)	to December 31, 2009)
	(Yen in millions)
Individual insurance	18,521	18,581
Individual annuities	1,339	1,379
Total	19,860	19,960
Medical care insurance and accelerated death benefits	4,478	5,434

(Note)

1.	Annualized premiums are the amount calculated for each year of premiums by multiplying a single premium payment by the number of premium payments designated (this would be the premium divided by the term of the insurance for policies with lump sum payments).

2.	The row listing “Medical care insurance and accelerated death benefits” includes annualized insurance premiums falling under the following categories: insurance benefits for medical care (hospitalization benefits, surgical benefits, etc.), accelerated death benefits (benefits for designated illnesses, nursing care benefits, etc.), and exemption from payment of premiums (excludes reasons due to disability and includes reasons due to contracting designated illnesses, nursing care, etc.).

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Primary Income and Expenditure Items

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009)
	to December 31, 2008)	to December 31, 2009)	Increase/Decrease
	(Yen in millions)
Premium income	160,611	161,576	964
Investment income	14,837	15,272	435
Insurance claims paid	91,037	98,463	7,426
Investment expenses	128	15	(113)
Total Assets

	As of December 31, 2009	As of March 31, 2009
	(Yen in millions)
Total assets	1,125,089	1,075,126
Solvency Margin Ratio

	As of December 31, 2009	As of March 31, 2009
	(Yen in millions)
(A) Total solvency margin	124,601	114,070
Shareholders’ equity	49,109	49,048
Reserves for price fluctuations	1,536	1,360
Contingency reserves	9,687	9,219
General bad debt reserves	13	21
Difference on valuation of other securities × 90%	14,075	9,889
Latent gains (losses) on land × 85%	—	—
Excess amount of Zillmerized reserve	48,970	43,409
Brought in capital, etc.	—	—
Debt financing, etc.	—	—
Other deductions	—	—
Other	1,208	1,121
(B) Total amount of risk	11,503	11,025
General insurance risk (R1)	6,486	6,288
Third sector insurance risk (R8)	1,768	1,564
Assumed interest rate risk (R2)	663	656
Asset investment risk (R3)	6,886	6,644
Business management risk (R4)	316	303
Minimum guarantee risk (R7)	—	—
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	2,166.3%	2,069.1%

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Non-consolidated Quarterly Balance Sheets

		As of March 31, 2009
		(Summarized
		balance sheet
	As of	for the previous
Items	December 31, 2009	business year)
	(Yen in millions)
Assets
Cash deposits and savings	22,672	43,339
Money trusts	440,752	284,120
Investments in securities	2,532,486	2,087,038
Loans	744	694
Tangible fixed assets	697	882
Intangible fixed assets	491	25
Reinsurance receivable	978	720
Other assets	22,451	29,795
Deferred tax assets	14,724	24,148

Total assets	3,035,998	2,470,766

Liabilities
Underwriting funds	2,976,820	2,424,052
Outstanding claims	5,622	6,605
Underwriting reserve	2,971,198	2,417,446
Agencies payable	1,564	4,288
Reinsurance payable	1,393	872
Other liabilities	12,623	14,765
Income tax payable	6	8
Lease obligations	247	222
Other liabilities	12,369	14,534
Reserve under the special law	559	293
Reserve for price fluctuation	559	293
Total liabilities	2,992,961	2,444,271

Net assets
Common stock	41,060	41,060
Capital surplus	24,735	24,735
Retained earnings	(22,759)	(39,309)
Total shareholders’ equity	43,035	26,485
Unrealized gains on investments, net of tax	1	9
Total valuation and translation adjustments	1	9
Total net assets	43,037	26,495

Total liabilities and net assets	3,035,998	2,470,766

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009
	to December 31, 2008)	to December 31, 2009)
Items	Amount	Amount
	(Yen in millions)
Ordinary income:	636,906	718,387
Insurance premiums and other:	447,157	363,622
Insurance premiums	445,173	357,810
Investment income:	32	348,383
Interest and dividends received	32	21
Investment gains on money trusts	—	54,908
Gains on sale of securities	—	14
Gains on separate accounts	—	292,425
Other ordinary income	189,716	6,381
Reversal of underwriting reserves	184,665	—

Ordinary expenses:	665,780	692,034
Insurance claims and other:	93,339	102,615
Insurance claims	23,014	27,603
Annuity payments	13,082	21,596
Benefits	11,215	6,459
Surrender benefits	30,896	29,813
Other refunds	1,855	1,311
Provision for underwriting reserves and other:	57	553,751
Provision for outstanding claims	57	—
Provision for underwriting reserves	—	553,751
Investment expenses:	527,872	409
Interest paid	58	46
Investment losses on money trusts	38,936	—
Losses on separate accounts	488,130	—
Operating expenses:	36,446	27,531
Other ordinary expenses:	8,063	7,726
Amortization of deferred assets under Article 113 of Insurance Business Law	6,370	6,370

Ordinary profit (losses)	(28,873)	26,353

Extraordinary income:	—	—
Extraordinary losses:	457	368

Income (losses) before income taxes	(29,330)	25,984
Income taxes — current	8	6
Income taxes — deferred	(10,681)	9,428
Total income taxes	—	9,435

Net income (losses)	(18,657)	16,549

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Major Business Results for the Current Quarter
Policies In-force and New Policies
(1)	Policies in Force

	As of December 31, 2009		As of March 31, 2009
	Policies	Amount	Policies	Amount
	(thousand)	(Yen in millions)	(thousand)	(Yen in millions)
Individual insurance	9	112,785	9	108,206
Individual annuities	379	2,930,612	334	2,370,558
Group insurance	—	—	—	—
Group annuities	—	—	—	—

(Note)	The amount for individual annuities consists of the sum of the pension funds available when pension payments commence (the premium reserves for individual variable annuities, however) and discretionary reserves on policies after pension payments have commenced.

(2)	New Policies

	Nine months ended December 31, 2008				Nine months ended December 31, 2009
	(From April 1, 2008 to December 31, 2008)				(From April 1, 2009 to December 31, 2009)
				Net increase				Net increase
			New	due to			New	due to
	Policies	Amount	policies	conversion	Policies	Amount	policies	conversion
	(thousand)	(Yen in millions)	(Yen in millions)	(Yen in millions)	(thousand)	(Yen in millions)	(Yen in millions)	(Yen in millions)
Individual insurance	2	28,482	28,482	—	0	755	755	—
Individual annuities	49	396,621	396,621	—	50	326,582	326,582	—
Group insurance	—	—	—	—	—	—	—	—
Group annuities	—	—	—	—	—	—	—	—

(Note)	The amount for new individual annuities is the pension funds available when pension payments commence (the premium reserves at the time of contact for individual variable annuities, however).
Annualized Premiums
(1)	Policies in Force

	As of	As of
	December 31, 2009	March 31, 2009
	(Yen in millions)
Individual insurance	9,860	9,601
Individual annuities	526,989	526,087
Total	536,849	535,689
Medical care insurance and accelerated death benefits	98	82

(2)	New Policies

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009
	to December 31, 2008)	to December 31, 2009)
	(Yen in millions)
Individual insurance	2,576	64
Individual annuities	228,411	186,377
Total	230,987	186,441
Medical care insurance and accelerated death benefits	2	0

(Note)

1.	Annualized premiums are the amount calculated for each year of premiums by multiplying a single premium payment by the number of premium payments designated (this would be the premium divided by the term of the insurance for policies with lump sum payments).

2.	The row listing “Medical care insurance and accelerated death benefits” includes annualized insurance premiums falling under the following categories: insurance benefits for medical care (hospitalization benefits, surgical benefits, etc.), accelerated death benefits (benefits for designated illnesses, nursing care benefits, etc.), and exemption from payment of premiums (excludes reasons due to disability and includes reasons due to contracting designated illnesses, nursing care, etc.).

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Primary Income and Expenditure Items

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
	(From April 1, 2008	(From April 1, 2009
	to December 31, 2008)	to December 31, 2009)	Increase/Decrease
	(Yen in millions)
Premium income	447,157	363,622	(83,535)
Investment income	32	348,383	348,351
Insurance claims paid	93,339	102,615	9,276
Investment expenses	527,872	409	(527,463)
Total Assets

	As of	As of
	December 31, 2009	March 31, 2009
	(Yen in millions)
Total assets	3,035,998	2,470,766
Special account asset balance	2,535,844	2,099,798
Solvency Margin Ratio

	As of	As of
	December 31, 2009	March 31, 2009
	(Yen in millions)
(A) Total solvency margin	160,670	116,483
Shareholders’ equity	23,923	1,003
Reserves for price fluctuations	559	293
Contingency reserves	12,656	6,989
General bad debt reserves	—	—
Difference on valuation of other securities × 90% (or 100% if negative)	2	13
Latent gains (losses) on land × 85% (or 100% if negative)	—	—
Excess amount of Zillmerized reserve	122,527	106,183
Debt financing, etc.	1,000	2,000
Other deductions	—	—
Other	—	—
(B) Total amount of risk	33,029	31,926
General insurance risk equivalent (R1)	22	47
Third sector insurance risk equivalent (R8)	20	21
Assumed interest rate risk equivalent (R2)	2,616	2,209
Asset investment risk equivalent (R3)	9,389	9,261
Business management risk equivalent (R4)	963	931
Minimum guarantee risk equivalent (R7)	20,060	19,522
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	972.8%	729.6%

[English Translation]
February 26, 2010
Aioi Insurance Co., Ltd.
Nissay Dowa General Insurance Co., Ltd.
Mitsui Sumitomo Insurance Group Holdings, Inc.
Notice Regarding Election of Representative Directors and Executive Officers of MS&AD Insurance Group Holdings, Inc. and Their Responsibilities
Aioi Insurance Co., Ltd. (president: Tadashi Kodama) (“Aioi”), Nissay Dowa General Insurance Co., Ltd. (president: Ichiro Tateyama) (“NDGI”) and Mitsui Sumitomo Insurance Group (Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) and Mitsui Sumitomo Insurance Company, Limited (“MSI”); president: Toshiaki Egashira) have agreed upon appointment of representative directors and executive officers of MS&AD Insurance Group Holdings, Inc. (“MS&AD”), which is currently MSIGH and is planned to become the holding company of Aioi, NDGI and MSI, as of April 1, 2010, upon the planned Business Integration, all subject to their obtaining permission and other approvals from relevant authorities, and upon the resopnsibilities of the officers. Today, MSIGH accordingly resolved at a meeting of its board of directors, as described below.

Current Positions
(as of February 26,
Name	Titles	Responsibilities	2010)
Toshiaki Egashira	Representative Director, President & CEO		President, Director & CEO, MSIGH President, Director & CEO, MSI

Ichiro Tateyama	Representative Director Executive Officer	Assist CEO	President & Director, NDGI

Tadashi Kodama	Representative Director Executive Officer	Assist CEO	President & Director, Aioi

Yasuyoshi Karasawa	Representative Director Executive Officer	Assist CEO	Director, Senior Executive Officer, MSIGH Director, Senior Executive Officer, MSI

Susumu Fujimoto	Director Senior Executive Officer	Compliance Dept., Corporate Risk Management Dept., Internal Audit Dept. Mitsui Sumitomo Kirameki Life Insurance Company, Limited., Mitsui Sumitomo MetLife Insurance Co., Ltd., Mitsui Direct General Insurance Co., Ltd.	Director, Senior Executive Officer, MSIGH Director, Senior Executive Officer, MSI

Shuhei Horimoto	Director Managing Executive Officer	Corporate Planning Dept., Corporate Communications and Invester Relations Dept., Business Development Dept., Internal Audit Dept.	Director, Managing Executive Officer, MSIGH Director, Managing Executive Officer, MSI

Takayoshi Umemura	Managing Executive Officer	General Administration Dept., Human Resources Dept., Accounting Dept.	Director, Managing Executive Officer, Aioi

Hisahito Suzuki	Director Executive Officer		Director, Senior Managing Executive Officer, Aioi

Masanori Yoneda	Director Executive Officer		Director, Senior Managing Executive Officer, NDGI

Katsuaki Ikeda	Director Executive Officer		Director, Managing Executive Officer, MSIGH Director, Managing Executive Officer, MSI

Yasuo Kishimoto	Executive Officer	Financial Services Business	Managing Executive Officer, MSI

Kazuyuki Fujimoto	Executive Officer	Claims Services	Director, Executive Officer, NDGI

Seiichi Ota	Executive Officer	Products	Executive Officer, MSI

Shiro Fujii	Executive Officer	Administrative and Systems	Director, Executive Officer, MSI

Mitsuhiro Tsuchiya	Executive Officer	Marketing & Sales	Executive Officer, Aioi

Toshihiko Seki	Outside Director		Professor Emeritus, Tohoku University Professor, Hosei University Law School Outside Director, MSIGH

Akira Watanabe	Outside Director		Attorney-at-Law, Seiwa Meitetsu Law Office

Mitsuhiro Umezu	Outside Director		Associate Professor, Faculty of Business and Commerce, Keio University Outside Director, NDGI

Daiken Tsunoda	Outside Director		Attorney-at-Law, Nakamura, Tsunoda & Matsumoto Outside Corporate Auditor, MSIGH

Takashi Yamashita	Corporate Auditor (Full time)		Corporate Auditor (Full time), MSIGH

Masahiko Oji	Corporate Auditor (Full time)		Corporate Auditor (Full time), Aioi

Sosuke Yasuda	Outside Corporate Auditor		Special Advisor, Gyosei & Co. Outside Corporate Auditor, MSIGH Outside Corporate Auditor, MSI

Kuniaki Nomura	Outside Corporate Auditor		Attorney-at-Law, Nomura Law Offices Outside Corporate Auditor, MSI

Hiroyuki Tezuka	Outside Corporate Auditor		Attorney-at-Law, Nishimura & Asahi Outside Corporate Auditor, NDGI

(Note)	The titles and responsibilities shown above are as of April 1, 2010. No change is expected upon the annual shareholders’ meeting scheduled late June 2010.

Résumé of Representative Directors

Name	Toshiaki Egashira

Date of Birth	Nov. 30, 1948

Résumé	April 1972	Entered Taisho Marine and Fire Insurance Co., Ltd. (Currently, Mitsui Sumitomo Insurance Co., Ltd.)
	April 1995	General Manager of Guarantee and Credit Dept. of Non-Marine Underwriting Dept.
	June 1997	General Manager of Corporate Planning Dept.
	April 1999	General Manager of Non-Marine Underwriting Dept. of Underwriting Div.
	May 2000	General Manager, Corporate Planning Dept. (seconded to The General Insurance Association of Japan )
	April 2001	General Manager of Non-Marine Underwriting Dept. of Underwriting Div.
	Oct. 2001	Executive Officer, General Manager of Fire & Casualty Underwriting Dept.
	June 2002	Executive Officer, General Manager of Chugoku Div.
	June 2003	Managing Executive Officer, General Manager of Chugoku Div.
	April 2004	Managing Executive Officer, General Manager of Kanagawa & Shizuoka Div.
	Oct. 2005	Managing Executive Officer, General Manager of Kanagawa & Shizuoka Div. And General Manager for Claim Handling Service Reform, Kanagawa & Shizuoka Div.
	April 2006	Chief Executive Officer
	June 2006	President & Director, Co-Chief Executive Officer
	Aug. 2006	President & Director, Chief Executive Officer
	Sep. 2006	President, Director & CEO (present)
	April 2008	President & Director, Mitsui Sumitomo Insurance Group Holdings, Inc.
	April 2009	President, Director & CEO (present)

Number of shares owned	9,200

Name	Ichiro Tateyama

Date of Birth	June 8, 1943

Résumé	April 1967	Entered The Dowa Fire and Marine Insurance Co., Ltd. (currently, Nissay Dowa General Insurance Co., Ltd.)
	June 1991	General Manager of Property & Casualty Dept.
	April 1994	General Manager of Property & Casualty Underwriting Dept.
	June 1995	Director, General Manager of Investment Dept.
	June 1997	Managing Director
	Sept. 1997	Managing Director, Deputy General Manager of Task Force for Expense Reduction
	June 1999	Managing Director, General Manager of Task Force for Expense Reduction
	April 2000	Managing Director, General Manager of Task Force for Structural Reformation
	April 2001	Senior Managing Director, General Manager of Task Force for Structural Reformation
	April 2002	Senior Managing Director
	June 2005	Director & Executive Vice President
	April 2006	President & Director (present)

Number of shares owned	12,307

Name	Tadashi Kodama

Date of Birth	Nov. 11, 1947

Résumé	April 1970	Entered Dai-Tokyo Fire & Marine Insurance Co., Ltd. (currently, Aioi Insurance Co., Ltd.)
	July 1989	General Manager of Tokyo 4th Block and General Manager of Tokyo 5th Block
	April 1990	General Manager of Tokyo Sales Dept. 3rd
	July 1992	General Manager of Tokyo Sales Promotion Dept.
	April 1994	General Manager of Corporate Sales Dept. 4th
	April 1996	General Manager of Sales Promotion Dept.
	April 1998	General Manager of Corporate Planning Dept.
	July 1998	Associate Director, Executive General Manager of Ibaragi Region & General Manager of Ibaragi Sales Dept. 1st
	April 2000	Executive Officer, General Manager of Sales Promotion Dept.
	April 2001	Executive Officer
	June 2001	Director, Executive General Manager of Operating and System Unit
	April 2002	Managing Director, Executive General Manager of Operating and System Unit
	April 2003	Senior Managing Director, Deputy Executive General Manager of Sales Promotion Unit
	May 2003	Senior Managing Director, Executive General Manager of Operating and System Unit & Deputy Executive General Manager of Sales Promotion Unit
	April 2004	President & Director (present)

Number of shares owned	16,720

Name	Yasuyoshi Karasawa

Date of Birth	Oct. 27, 1950
Résumé	April 1975	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.
	June 1998	General Manager of Corporate Communications Dept.
	Feb. 2000	General Manager of Secretariat & Corporate Planning Dept., and General Manager of Business Rationalization Dept.
	April 2000	General Manager of Secretariat & Corporate Planning Dept.
	Oct. 2001	General Manager, Corporate Planning Dept., Mitsui Sumitomo Insurance Co., Ltd.
	July 2002	General Manager of Investment Planning Dept. of Financial Service Div.
	April 2004	Executive Officer, General Manager of Corporate Planning Dept.
	June 2005	Director, Executive Officer, General Manager of Corporate Planning Dept.
	April 2006	Director, Managing Executive Officer
	April 2008	Director, Senior Executive Officer (present) Director, Mitsui Sumitomo Insurance Group Holdings, Inc.
	April 2009	Director, Senior Executive Officer (present)

Number of shares owned	6,500
The numbers of shares owned shown above are calculated based on the representative directors’ holdings as of March 31, 2009, as disclosed by Aioi, NDGI and MSIGH.

[English Translation]
February 26, 2010
Mitsui Sumitomo Insurance Group Holdings, Inc.
Notice Regarding Changes in Directors and Corporate Auditors of Subsidiary
Mitsui Sumitomo Insurance Group Holdings, Inc. hereby announces that its subsidiary, Mitsui Sumitomo Insurance Company, Limited, has resolved at its meeting of the Board of Directors held on February 26, 2010, on changes in directors and corporate auditors as follows:

[Mitsui Sumitomo Insurance Co., Ltd.]
Changes in Directors and Corporate Auditors
1. Changes in Directors (as of April 1, 2010)

(1) Directors (except outside directors)

New Title	Current Title	Responsibilities	Name

Chairman, Representative Director	President, Representative Director & CEO		Toshiaki Egashira

President, Representative Director & CEO	Director, Senior Executive Officer		Yasuyoshi Karasawa

Director, Senior Executive Officer Chairman & Director, MSIG Holdings(Americas), Inc.	Senior Executive Officer General Manager of Nagoya Commercial Business Division	Human Resources Dept., International Brokers Business Dept., International Dept., Overseas Business	Ichiro Iijima

Director, Senior Executive Officer	Director, Managing Executive Officer General Manager of Financial Service Division	Corporate Quality Control Dept., Compliance Dept., Internal Audit Dept., Financial Risk Management Dept., Information Management	Katsuaki Ikeda

Director, Senior Executive Officer	Director, Managing Executive Officer	General Affairs Dept., Sales Planning Dept., Sales Promotion Dept., Contact Center Planning Dept., Sales Promotion, Sales Innovation	Hitoshi Ichihara

Director, Managing Executive Officer	Managing Executive Officer General Manager of East Asia & India Division	Accounting Dept., Corporate Risk Management Dept., Reinsurance Dept., Global Accounting Administration	Susumu Ichihara

Director, Managing Executive Officer	Managing Executive Officer General Manager of Tokyo Commercial Business Division 2nd	Corporate Planning Dept., Secretariat of Audit Committee, Corporate Communications Dept., Internal Audit Dept., Capital Policy, Risk-related Services Business, Non-life Insurance Business Strategy Council	Masaaki Nishikata

Director, Managing Executive Officer General Manager of Financial Service Division	Managing Executive Officer General Manager of Chugoku Division	Real Estate Dept., Financial Services Business	Yasuo Kishimoto

Director, Managing Executive Officer General Manager of Underwriting Division	Executive Officer Deputy General Manager of Underwriting Division and General Manager of Automobile Underwriting Dept.	Aerospace Insurance (re-insurance and underwriting)	Seiichi Ota

(2) Outside Director

New Title	Occupation	Name

Outside Director	Professor, School of Commerce, Waseda University	Yoshimasa Nishimura
2. Changes in Corporate Auditors
(1) Corporate Auditor (full-time) (as of April 1, 2010)

New Title	Current Title	Name

Corporate Auditor (full-time)	Associate Director General Manager of Internal Audit Dept.	Hideki Miyazawa
(2) Outside Corporate Auditors (as upon the annual shareholders’ meeting in late June, 2010)

New Title	Occupation	Name

Outside Corporate Auditor	Former Council, KPMG AZSA & Co.	Takuichi Arai

Outside Corporate Auditor	Professor, School of Commerce, Waseda University	Shigeru Nishiyama

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of Aioi Insurance Co., Ltd. (“Aioi”), Nissay Dowa General Insurance Co., Ltd. (“NDGI”), and the Company in relation to, and the benefits resulting from, their proposed business combination described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Aioi, NDGI and the Company in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Aioi, NDGI and the Company (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Aioi, NDGI and the Company undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Aioi, NDGI and the Company (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by Aioi, NDGI and the Company (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to complete the proposed business combination due to failure to obtain any governmental approval for the proposed transactions or for other reasons; and (9) difficulties in realizing the synergies and benefits of the post-business combination group due to various reasons, including, but not limited to, unexpected significant costs incurred in connection with the planned integration of IT and other systems, facilities, human resources and other aspects of the operations of the post-business combination group, and any of the preceding paragraphs (1) through (8).